Exhibit 1

Audible, Inc.
Summary of Recorded Audit Adjustments
For year ended 12/31/2006

Adj #	Accounts and Description	Debit	Credit	Impact on Pre-Tax Net Loss Debit (Credit)	Period in which Activity Related	Explanation of Timing of Adjustment

1,2,& 3	Stock Compensation Expense - G&A	58,653		58,653
	APIC		58,653
	This adjustment is the net effect of three adjustments recorded to correct errors made in the calculation of SFAS 123R expense for Q4 2006.				Q4 2006	Errors primarily related to modification of a former employee's stock grants whose modification date was November 17, 2006.

4	Accrued Vacation	31,264
	Payroll Expense		31,264	(31,264)
	This adjustment was recorded to correct the vacation accrual for unused vacation days as of 12/31/06. (There was a spreadsheet formula error).				Q4 2006	Error occurred in the Q4 2006 calculation.

5	Accrued retail promotion	35,400
	Retail Promotion Expense - Cost of Sales		35,400	(35,400)
	This adjustment was recorded to correct the accrual for retail promotions based on a subsequent vendor billing.				Q4 2006	The subsequent vendor billing related to Q4 2006.

6	Deferred Revenue	27,000
	Content Revenue		27,000	(27,000)
	This adjustment was recorded to reverse a duplicate journal entry booked in error related to the deferral for complimentary audio credits.				Q4 2006	Error occurred while recording the Q4 2006 deferral.

7	Rent Expense	263,000		263,000
	Deferred Rent		263,000

This adjustment was recorded to correct rent expense related to the Company's new office lease effective September 26, 2006. While the Company did not move into the space until March 1, 2007, the Company was provided access to the space when the lease was signed for purposes of construction build-out.  The Company initially concluded that a systematic and rational method to match expenses with benefits was to commence rent expense for new facility on March 1, 2007 when occupancy began. However, the period prior to move-in was a rent holiday that needed to be accounted for.
					Q4 2006	Access to the new office was given on September 26, 2006, however, impact on Q3 2006 was immaterial.

8	General Accrual	41,650
	Insurance Expense - G&A		41,650	(41,650)
	This adjustment was recorded as a change in estimate to reverse an accrual for Workers' Compensation insurance as the Company anticipated additional billing from its insurance Company.				Q4 2006	Change of estimate occurred in Q4 2006 resulting in reversing of accrual.

9	Deferred Revenue	54,300
	General Accruals		54,300	-
	This balance sheet reclassification was recorded to correct the classification of a reserve for refunds to general accruals from deferred revenue.				Q4 2006	Balance Sheet reclassification only. No Income Statement Impact

10	Utilities Expense - G&A	57,047		57,047
	General Accrual		(57,047)
	This adjustment was recorded to reflect claims for utility expense by the Company's former landlord that were deemed probable under SFAS 5.				Q4 2006	Additional claims by landlord not made until after we served notice to vacate, Q4 2006 event.

11	Content Revenue	44,976		44,976
	Deferred Revenue		44,976
	This adjustment was recorded to correct deferred revenue for outstanding complimentary audio credits and reinstated audio credits. Original calculation was not prepared correctly.				Q4 2006	Additional deferred revenue based on audio credits outstanding as of December 31, 2006.

12	Prepaid Expenses	20,000
	Marketing Expense		20,000	(20,000)
	This adjustment was recorded to correct marketing expense to account for a refund received by the Company subsequent to year-end.				Q4 2006	Advertising program refund was received in Q1 2007 related to payment and expense recorded in Q4 2006

13	Content Revenue	222,000		222,000
	Accrued Expenses - VAT Payable		222,000

This adjustment was recorded to reflect the proper amount of Value-added-tax ("VAT") related to sales made to customers residing in the European Union (EU) for all of 2006. Prior to early 2007, the Company was not aware that VAT was required to be assessed and remitted on EU sales.
					Q1,Q2,Q3,Q4 2006	Effect of error spread over three (3) prior quarters deemed immaterial to prior quarter results.

14	Accumulated Deficit	486,000
	Accrued Expenses - VAT Payable		486,000	-

This adjustment was recorded to reflect the proper amount of VAT payable related to sales made to customers residing in the EU for 2003-2005. The amount due for past liabilities for the period July 2003 to December 2005 was $486,0000 which was not recorded by the Company as of December 31, 2005. The $486,000 was therefore recorded as a cumulative effect adjustment to beginning of the year accumulated deficit as of January 1, 2006 in accordance with Staff Accounting Bulletin 108 (SAB 108). This error was considered immaterial to the Company's historical consolidated financial statements using the rollover method. The Company disclosed this adjustment in Footnote 18 of its 2006 Consolidated Financial Statements.
					2003,2004,2005	See SAB 108 Footnote and Explanation

	Total increase in pre-tax net loss			490,362